Exhibit 99.1

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation October 18, 2022

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing of IND or CTA filing for pre - clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Building a Leading TCR Therapeutics Company

Two Clinical-Stage Modalities

Pipeline of TCR-T and TCR Bispecific product candidates in clinical & preclinical development

Clinical PoC for Cell Therapy

High rate of confirmed objective responses across multiple solid tumors in early TCR-T clinical development

Differentiated Platforms

Unique technologies to identify true cancer targets and right TCRs

Therapeutic Opportunity

Potential for addressing large patient populations with high prevalence targets in solid tumors

Strategic Partnerships

World-leading industry players with synergistic expertise

Solid Cash Runway

To reach multiple value inflections points across our portfolio

Intro 3

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 4 I n t r o

Two Distinct TCR-based Therapeutic Modalities in Clinical Development

Autologous TCR-T (ACTengine®)

- Strong clinical activity in patients with high tumor burden[1]
- Single dose[2]
- Proprietary manufacturing process for enhanced potency of T cells
- Specialized medical centers
- Target requirements: stringent tumor selectivity, low, medium, high copy numbers


T CELL COLLECTION
FROM BIOMARKER POSITIVE
CANCER PATIENT
GENETIC
ENGINEERING
EXPANSION
INFUSION

TCR Bispecifics (TCER®)

- Off-the-shelf biologic for immediate treatment
- Repeat dosing
- All hospitals and out-patient, opportunity for larger patient reach
- Favorable commercial characteristics
- Target requirements: strong tumor association, median to high copy numbers


GENERATION
OF TCR BISPECIFICS
"OFF-THE-SHELF"
PRODUCT
ADMINISTRATION
TO BIOMARKER POSITIVE
CANCER PATIENTS

Differentiated positioning of ACTengine® vs. TCER® based on patient population, medical need and geographical reach

Intro

[1] Interim data update from the ACTengine® IMA203 TCR-T Phase 1 trial with a 50% (6/12) confirmed ORR target dose or above with at least 1 billion infused TCR-T cells across several solid tumor indications, 80% (4/5) confirmed ORR in Phase 1b patients only; [2] Repeat dosing without re-manufacturing possible

5

Our Pipeline of TCR - based Adoptive Cell Therapies and Bispecifics 6 I n t r o 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Opdivo® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor; * Immatics proprietary ACTallo® platform utilizing Editas’ CRISPR gene editing technology Modality Product Candidate Target Preclinical Phase 1a 1 Phase 1b 1 Phase 2/3 ACTengine® Autologous ACT IMA203 PRAME + Ch eckpoint Inhibitor 2 IMA203CD8 PRAME IMA201 MAGEA4/8 IMA204 COL6A3 Autologous ACT 4 programs Undisclosed 2 programs Undisclosed ACTallo® Allogeneic ACT γδ T cells IMA30x Undisclosed * 2 programs Undisclosed TCER® Bispecifics IMA401 MAGEA4/8 IMA402 PRAME IMA40x Undisclosed Bispecifics 3 programs Undisclosed

Strategic Collaborations

Synergistic Expertise that Can Foster Transformative Innovations for ACT and Bispecifics

2018 – Genmab

Research collaboration
to develop bispecific immunotherapies
3 Immatics targets
$54 M upfront
Co-promotion option

2019 – Bristol Myers Squibb

Research collaboration
to develop TCR-T therapies
4 Immatics targets (3 in 2019 + 1 in 2022)
$75 M (2019) + $20 M (2022) upfront;
Opt-in rights for BMS
Co-development/Co-fund option

2020 – GSK

Research collaboration
to develop TCR-T therapies
2 Immatics targets
$50 M upfront
Co-development option

2021 – Bristol Myers Squibb

Clinical co-development collaboration
to develop Immatics' TCR Bispecific program TCER® IMA401
$150 M upfront
Co-promotion option in the US

2022 – Bristol Myers Squibb

Research collaboration
to develop off-the-shelf allogeneic γδ-based TCR-T/ CAR-T programs
$60 M upfront

Each of our 12 partnered programs may be eligible for
- >$500 million aggregated milestone payments
- Tiered royalties

Broadening the clinical framework beyond our pipeline

Intro 7

ACTengine® IMA203 – TCR - T Targeting PRAME 8

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 9 I M A 203

Multi-Tumor Target PRAME

Promising Opportunity for TCR-based Therapies



TUMOR CELL
HLA-A*02:01
PRAME Peptide
PRAME TCR
T CELL

PRAME Peptide Target

- HLA-A*02:01 presented peptide identified by XPRESIDENT® quant. mass spectrometry
- Presented at high target density in tumor tissue (100-1000 copies/cell)
- Homogenously expressed
- Highly cancer-specific, not expressed in normal tissue at relevant levels
- Highly prevalent across many solid cancers
- Potential to reach a large cancer patient population

IMA203 T cell Receptor (TCR):

- Affinity-improved TCR by enhanced TCR chain pairing
- High functional avidity: EC50 ~5 ng/ml
- Off-target toxicity screening against normal tissue peptides selected from our immunopeptidome database to retain specificity

PRAME RNA detection in tumor samples (ISH)



SqNSCLC
Ovarian Cancer

Patient screening data from Immatics' clinical trials support high prevalence of PRAME:

Uterine Carcinoma	90%
Cut. Melanoma	95%
Uveal Melanoma[2]	90%
Ovarian Carcinoma	70%

Indication	% PRAME positive patients[1]
Uterine Carcinoma	100%
Uterine Carcinosarcoma	100%
Sarcoma Subtypes	up to 100%
Cut. Melanoma	95%
Uveal Melanoma[2]	50%
Ovarian Carcinoma	80%
Squamous NSCLC	65%
TNBC	60%
Small Cell Lung Cancer	55%
Kidney Carcinoma	up to 45%
Cholangiocarcinoma	35%
Adeno NSCLC	25%
Breast Carcinoma	25%
HNSCC	25%
Esophageal Carcinoma	20%
HCC	20%
Bladder Carcinoma	20%

IMA203

[1] PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; [2] TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; NSCLC: Non-small cell lung cancer, TNBC: Triple-negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma

10

ACTengine® IMA203 – Patient Flow 11 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine® M a nu f ac tur i ng by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Fludarabine 1 and 500 mg/m 2 Cyclophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months I M A 203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3; 1 Dose reduction of Fludarabine (from 40mg/m 2 to 30mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - ph e r e s is I M A 203 x x E xpr e ss i on Antigen 1 2 3

IMA203 TCR-T Phase 1 Design

Three Phase 1b Expansion Cohorts to Establish Durable Objective Responses

Phase 1b Dose Expansion

Phase 1a Dose Escalation

IMA203 Monotherapy in Basket Trial

Completed & provisional RP2D[1] determined in March 2022

- **Cohort A** — IMA203 Monotherapy at Target Dose (plus DL5)[1] — *Increasing T cell:Tumor cell Ratio[2]* — First pt treated March 2022
- **Cohort B** — IMA203 at Target Dose plus Checkpoint Inhibitor[3] — *Blocking PD-1/PD-L1 pathway* — First pt treated May 2022
- **Cohort C** — IMA203CD8 2nd Gen at Target Dose (plus DL5)[*] — *Adding functional CD4 T cells[4]* — First pt treated Aug 2022; First 3 pts on DL3[*]

Interim Update Oct 10, 2022
Phase 1a: all 27 patients
Phase 1b cohort A: 5 patients

Each expansion cohort is designed to establish safety, evaluate the observed objective response rate, demonstrate durability & provide the trigger for registration trials

[1] RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; [2] Demonstrated to be associated with durable response: Locke *et al.* 2020 Blood Advances; [3] Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; [*] Treatment of n=3 patients ongoing in DL3 prior to patient treatment at Target Dose (DL4), exploration of higher dose (DL5) planned; [4] Demonstrated to be important for long-term remission: Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances

IMA203 12

Moving from Phase 1a to Phase 1b Continuous Improvement of Key Aspects that May Influence Clinical Outcome 13 Our Focus in Phase 1a • Safety • Biological activity • Initial signs of clinical activity Our Focus in Phase 1b • Safety • Durability of response at 6 months and beyond to pave the way for registration trials We continue to improve key determinants as we move from Phase 1a into Phase 1b 1. Higher T cell dose: Only RP2D or exploratory DL5 2. Enhanced cell product: Implementation of manufacturing enhancements (e.g. monocyte depletion, see appendix) focusing on robustness, quality, and speed of product release 3. “Real life” patients: Working with more disease area experts to reduce the fraction of very heavily pre - treated patients with extreme disease burden who have exhausted standard of care and have undergone multiple clinical trials I M A 203

ACTengine® IMA203 – Interim Monotherapy Update

immatics

Phase 1a

Dose Escalation Data from 27 Patients

- Acceptable & manageable treatment-emergent adverse events (TEAEs)
- DL4 defined as provisional RP2D
- 48% (13/27) initial ORR[1] across all doses and multiple solid cancers
- Limited number of confirmed responses

Phase 1b Cohort A

Initial Data from 5 Patients

- Acceptable & manageable TEAEs
- Patients treated at RP2D (DL4) and exploratory DL5
- 80% (4/5) initial ORR[1] in patients with 4 different solid tumors
- 80% (4/5) confirmed ORR[2]: Confirmation of all objective responses after ~3 months; all responses ongoing

Key Take Aways

IMA203 Monotherapy

- Favorable tolerability profile
- Confirmed responses in multiple heavily pre-treated solid tumor types *(cut. melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma)*
- Positively evolving durability profile for IMA203
  - ➢ above 1 bn TCR-T cells (DL4/5)[*] in phase 1a and phase 1b: **50% (6/12) confirmed ORR[2]**
  - ➢ in phase 1b patients only: **80% (4/5) confirmed ORR[2]**

Data cut-off – 06-Sept-2022

IMA203

[1] ORR: Objective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks); [2] confirmed ORR: Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks), 1 patient with SD at ~ 6-week scan with pending ~12-week scan considered as non-responder for confirmed ORR; [*] Total transduced viable CD8 T cells, all patients in Phase 1a DL4 and Phase 1b DL4/DL5; RPD2: Recommended Phase 2 dose; DL: Dose level

14

ACTengine® IMA203 Monotherapy – Patient and Product Characteristics

	Phase 1a Dose Escalation All pts (DL1-4)	Phase 1a Dose Escalation DL4 pts only	Phase 1b (Cohort A) Dose Expansion All pts (DL4/DL5)
Patients treated	27	7	5
Prior lines of treatment Mean (min, max)	4.2 (1, 8)	4.6 (1, 7)	4.0 (1, 10)
LDH at baseline >1 x ULN [% of patients]	66.7	85.7	40.0
Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max)	130.3 (29.0, 219.7)	115.8 (37.0, 197.6)	55.2 (21.0, 102.9)
Dose Mean transduced viable CD8 T cells infused [$x10^9$] (min, max)	0.65 (0.08, 2.09)	1.48 (1.07, 2.09)	2.22 (1.30, 4.16)
Manufacturing Process	Prior versions[1]		Current version

IMA203 Dose Levels


Phase 1a
Phase 1b
TCR-T Cell Dose [1 x 10⁹/m² BSA]
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Dose level 1
Dose level 2
Dose level 3
Dose level 4 *
Dosel level 5 **

32 heavily pre-treated patients, thereof **12 patients at target dose or above**, were infused with IMA203 TCR-T cells targeting PRAME

DL4 was defined as provisional RP2D for Phase 1b, exploration of higher DL5 ongoing

Data cut-off – 06-Sept-2022

[1] Except for 1 product for patient at DL3 generated with current manufacturing process; * DL4: 200m to 1.2bn transduced viable CD8 T cells per m^2 BSA, all patients in DL4 received cell doses in the upper tier of DL4, above DL3; ** DL5: up to 4.7bn transduced viable CD8 T cells per m^2 BSA; ULN: Upper limit of normal; BSA: Body surface area; RP2D: Recommended Phase 2 dose; LHD: Lactate dehydrogenase

IMA203 15

IMA203 Tolerability Profile – Most Frequent Adverse Events Acceptable and Manageable Treatment - emergent Adverse Events (TEAEs) • Expected cytopenia (Grade 1 - 4) associated with lymphodepletion in all patients • Cytokine release syndrome (CRS) : 31 of 32 (97%) patients infused with IMA203 experienced CRS of any Grade ▪ 29 patients had Grade 1 or 2 CRS ▪ 2 patients had Grade 3 CRS (both in phase 1a); recovered to Grade ≤2 after 3 and 4 days, respectively • Low - moderate ICANS 1 : 5 of 32 (16%) patients infused with IMA203 experienced Grade 1 or 2 ICANS (all in phase 1a) • No dose - dependent increase of CRS and ICANS • No additional DLT 2 16 One patient that started lymphodepletion in Phase 1a died from sepsis of unknown origin and did not receive IMA203 T cells, patient reported earlier and not shown; CRS and ICANS graded by CARTOX criteria (Neelapu et al ., 2018); 1 ICANS: Immune effector cell - associated neurotoxicity syndrome; 2 DLT: dose - limiting toxicity, one DLT in phase 1a at DL2 reported on March 17, 2021 Data cut - off – 06 - Sept - 2022 I M A 203

Frequency of Observed Objective Responses Improved ORR and Confirmed ORR at Higher Dose and in Phase 1b Cohort A 17 1 All patients received >1 x 10 9 total transduced viable CD8 T cells; 2 ORR: Objective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks); 3 Confirmed ORR (cORR): Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks); * 1 patient with SD at ~ 6 - week scan with pending ~12 - week scan considered as non - responder for cORR. • Higher ORR and confirmed ORR observed at doses above 1 billion TCR - T cells (DL4, DL5) • Early trends towards higher ORR and confirmed ORR observed in Phase 1b vs. Phase 1a patients Phase 1a Phase 1a + Phase 1b Phase 1b only All pts (DL1 - 4) DL4 pts only 1 DL4/DL5 pts only 1 All pts (DL4/DL5) 1 Patients Treated 27 7 12 5 ORR (~6 weeks) 2 48% (13/27) 57% (4/7) 67% (8/12) 80% (4/5) cORR (~12 weeks) 3 19% (5/27) 29% (2/7) 50% (6/12) * 80% (4/5) * Data cut - off – 06 - Sept - 2022 I M A 203

Best Overall Response IMA203 Continues to Deliver Objective Responses in Major Solid Tumor Types 18 Confirmed objective responses across a broad spectrum of different tumor types such as cutaneous melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma * Maximum change of target lesions and RECIST 1.1 BOR at different timepoints; # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline Data cut - off – 06 - Sept - 2022 Phase 1a (Dose Escalation) N=27 # Phase 1b (Cohort A) N=5 I M A 203

Responses over Time Encouraging Early Signs for Improved Durability at Higher Dose and in Phase 1b Patients 19 # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline Phase 1a (Dose Escalation) N=27 # Phase 1b (Cohort A) N=5 Best overall resp o nse (RE C I S T 1.1) Data cut - off – 06 - Sept - 2022 I M A 203

Translational Data Consistent with Clinical Outcomes Supporting Proposed Mechanism of Action for IMA203 20 Mann - Whitney U test; 1 T cell infiltration for 19 patients (9 non - responder, 10 responder) with 6 - week post infusion biopsy available (1 patient with ~5 - week post infusion biopsy) IMA203 T cell infiltration into tumor correlates with objective responses 1 1 î 10 1 1 î 10 2 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 A N gD ] 6 g k μ W es/ y i p op s o C i r B o [ ect V 0 .0010 IMA203 T cell infiltration [vector copies/µg gDNA] Data cut - off – 06 - Sept - 2022 p =0 . 001 Vector copies/µg gDNA N =19 N =32 1 î 10 7 1 î 10 6 1 î 10 5 1 î 10 4 1 î 10 3 1 î 10 2 1 î 10 1 1 î 10 0 1 î 10 - 1 Days post infusion 0 5 î 10 5 1 î 10 6 1.5 î 10 6 cy e n N A] u D eq g r f g ea k e s/ μ p i l p l c e c o r T o 20 3 v e ct A [ M I Phase 1a Phase 1b Cohort A p=0.0003 P D /SD PR cPR High IMA203 T cell engraftment and persistence in peripheral blood Persistence over time Peak frequency P D /SD PR cPR Vector copies/µg gDNA N =32 I M A 203

ACTengine® IMA203 Product Manufacturing 21 Expedited QC testing (~1 week) Manufacturing time (~1 week) QC testing (Full sterility, 2 weeks) Manufacturing time (~1 week) Faster ACTengine®: expected ~2 weeks Leukapheresis Infusion - Ready Targeting Higher Robustness, Favorable Product Attributes, Faster Turn Around Time Accelerated Product Release ACTengine® clinical programs: ~3 weeks Implementation planned All Phase 1b cell products were manufactured with the current, optimized process including manufacturing improvements such as x Monocyte depletion x Serum - free transduction Manufacturing Improvements Implemented in Phase 1b Enhance Key Features of the Cell Product C urren t P ri o r process versions (n=6) 1 (n=27) 0 Manufacturing process (infused products) 20 40 60 80 % CD8+ Cells p = 0.0232 0 20 40 60 100 80 % Transduction p = 0.0025 Significantly higher peak frequencies in Phase 1b patients infused with current, optimized product version p=0.0232* p=0.0025* C urren t P ri o r process versions (n=6) 1 (n=27) 0 5 î 10 5 1 î 10 6 1.5 î 10 6 D N A] c y g en μ g u e q es / i r p f a k co e r o P t ec V [ Phase 1a Phase 1b Cohort A p = 0.0003 p=0.0003 # Current process Prior versions 1 Includes 5 IMA203 products infused into Phase 1b cohort A patients, and 1 product infused into Phase 1a patient at DL3; * Unpaired t test; # Mann - Whitney U test, 1 patient in Phase 1a at DL3 received ~0.5 x 10 9 total transduced viable CD8 T cells manufactured with current process IMA203 T cell peak frequency [vector copies/µg gDNA] I M A 203

PRAME Expression in Tumors from Screened Patients (N=32) Highlighting Tumor Types (left), Type of Best Overall Response (middle) and Study Cohort (right) 22 Mann - Whitney U test, p=0.076 PRAME RNA expression in pre - treatment biopsies relative to threshold IMA203 has the potential to provide clinical benefit for all PRAME biomarker - positive cancer patients Data cut - off – 06 - Sept - 2022 p= 0.076 IMA203 achieved objective responses at all expression levels above Immatics’ mass spectrometry - guided RNA threshold p= 0.076 p= 0.076 I M A 203

PRAME Expression – RNAseq Data

Combined with Immatics' Mass Spectrometry-guided RNA Threshold for Prevalence Prediction



Immatics' proprietary mass spectrometry-guided RNA threshold
% PRAME positive patients[1]
Uterine carcinoma
100%
Uterine carcinosarcoma
100%
Synovial sarcoma
100%
Cutaneous melanoma
95%
Uveal melanoma
50%*
Ovarian carcinoma
80%
Lung squamous cell carcinoma
65%
Triple-negative breast cancer
60%
Head and neck sq. cell carcinoma
25%
PRAME RNAseq expression, TCGA [FPKM, log-scaled]

IMA203

[1] PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary mass spectrometry-guided RNA expression threshold; * PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) demonstrates substantial higher prevalence of 90%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research

23

IMA203 TCR-T Has the Potential to Reach a Large Patient Population

~39,000 Patients per Year in the US only

Initial indications of interest based on PRAME prevalence, patient population size and observed clinical responses: Cut. Melanoma, Uveal Melanoma, Ovarian Carcinoma, Uterine Carcinoma, Uterine Carcinosarcoma

Selected Indications	Incidence	R/R Incidence	PRAME Positive	Patient Population Based on R/R Incidence; PRAME and HLA-A*02:01+
Cut. Melanoma	99,800	7,700	95%	2,999
Uveal Melanoma	1,500	800	90%	295
Ovarian Carcinoma	19,900	12,800	80%	4,198
Uterine Carcinoma	62,700	10,700	100%	4,387
Uterine Carcinosarcoma	3,300	1,900	100%	779
Synovial Sarcoma	1,000	400	100%	164
Squamous NSCLC	57,000	34,600	65%	9,221
Small Cell Lung Cancer	31,900	19,400	55%	4,375
Cholangiocarcinoma	8,000	7,000	35%	1,005
Adeno NSCLC	91,200	55,300	25%	5,668
Breast Carcinoma	290,600	43,800	25% TNBC: 60%	4,490
HNSCC	66,500	15,100	25%	1,548

TOTAL ~39,000 annually in the US

Multiple opportunities to broaden patient reach and patient benefit:

- Expand beyond US population
- Expand into other indications such as kidney, esophageal, bladder, liver cancer, other sarcoma subtypes through indication-specific or indication-agonistic label expansion
- Move into earlier lines of therapy (R/R Incidence → Incidence)
- Inclusion of patients with lower PRAME-threshold

IMA203

Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last-line patient population approximated by annual mortality; Estimated 41% HLA-A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21)

24

IMA203 Monotherapy – Conclusions ACTengine® IMA203 Targeting PRAME Offers a Unique Opportunity for Solid Cancer Patients 25 IMA203 monotherapy Phase 1a and Phase 1b cohort A summary: • IMA203 continues to be well tolerated with manageable safety profile • Confirmed responses across a broad spectrum of different solid tumor types in heavily pre - treated patients • Positively evolving durability profile for patients treated with higher doses and in phase 1b • Clinical validation of PRAME biomarker threshold and associated prevalences » We have clinically validated PRAME as one of the largest known T cell targets for solid cancers to date IMA203 development strategy: • Transition to indication - specific development strategy • Three Phase 1b expansion cohorts ongoing each designed to establish safety, evaluate the observed objective response rate, demonstrate durability & provide the trigger for registration trials Data highlight the clinical potential of IMA203 TCR - T to achieve meaningful benefit for a large patient population I M A 203

ACTengine® IMA203CD8 – Next-generation TCR-T

Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity



T cell Help
CD4 T CELL
CD8 T CELL
Cytotoxic Activity
Cytotoxic Activity
TUMOR CELL DEATH

- Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials
- Recent data from leukaemia patients treated with CAR-T suggest a relevant role of engineered CD4 T cells in maintaining durable tumor responses over a long period of time[1]
- Functional superiority of the **CD8αβ** construct over multiple other CD8 constructs in preclinical experiments
- Proprietary 4-in-1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME-specific IMA203 TCR and CD8αβ construct (IMA203CD8)

IMA203CD8

[1] Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances

26

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Functional CD4 T cells Mediate Longer Anti - Tumor Activity than CD8 T cells in vitro 27 0 .0 0 .5 1 .0 1 .5 2 .0 CD8 0 50 100 150 200 250 300 350 400 450 Hours after Coculture Tumor fold growth 0 .0 0 .5 1.0 1 .5 2 .0 CD4 0 50 100 150 200 250 300 350 400 450 Hours after Coculture Tumor fold growth 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th IMA203CD8 Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients

Comprehensive PRAME Strategy

To Deliver Meaningful Clinical Benefit to Patients with PRAME-positive Cancers

Phase 1a Dose Escalation

IMA203 Monotherapy in Basket Trial

Completed & provisional RP2D[1] determined in March 2022

Phase 1b Dose Expansion

Cohort A — IMA203 Monotherapy at Target Dose (plus DL5)[1]
Increasing T cell:Tumor cell Ratio[2]
First pt treated March 2022

Cohort B — IMA203 at Target Dose plus Checkpoint Inhibitor[3]
Blocking PD-1/PD-L1 pathway
First pt treated May 2022

Cohort C — IMA203CD8 2nd Gen at Target Dose (plus DL5)[*]
Adding functional CD4 T cells[4]
First pt treated Aug 2022; First 3 pts on DL3[*]

Upcoming Value Inflection Points for Our PRAME Programs

ACTengine® IMA203: Next data read-outs with meaningful data across all cohorts in 2023

⊕

TCER® IMA402: Entering clinical development in 2023

[1] RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; [2] Demonstrated to be associated with durable response: Locke *et al.* 2020 Blood Advances; [3] Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor;
[*] Treatment of n=3 patients ongoing in DL3 prior to patient treatment at Target Dose (DL4), exploration of higher dose (DL5) planned; [4] Demonstrated to be important for long-term remission: Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances

28

ACTengine® IMA201 and IMA204 – TCR - T Targeting MAGEA4/8 and COL6A3 29

ACTengine® IMA201 Targeting MAGEA4/8

Key Features

TARGET

HLA-A*02-presented peptide derived from **MAGEA4 and/or MAGEA/8**

>5-fold higher peptide copy number per tumor cell than a commonly used MAGEA4 target

Naturally and specifically presented on tumors at high target density[1]: **100-1,000 copies/cell**

Identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting MAGE4/8

High functional avidity[2]: **EC50 ~10 ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

CLINICAL DATA

Dose escalation ongoing, target dose level to commence

Too early for assessment of safety or anti-tumor activity

PATIENT POPULATION[3]

Sarcoma Subtypes – up to 80%
Squamous NSCLC – 50%
HNSCC – 35%
Bladder Carcinoma – 30%
Esophageal Carcinoma – 25%
Uterine Carcinosarcoma – 25%
Ovarian Carcinoma – 20%
Melanoma – 20%

Status – 02-June-2022

IMA201

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

30

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma

Key Features

TARGET

HLA-A*02-presented peptide derived from **COL6A3 exon 6**

Naturally and specifically presented on tumors at high target density[1]: **100-700 copies/cell**

Novel **tumor stroma target** identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting COL6A3 exon 6

Affinity-maturated, CD8-independent TCR

High functional avidity[2]: **~0.01ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

PRECLINICAL DATA

CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells

In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells

Complete tumor eradication in *in vivo* mouse models

PATIENT POPULATION[3]

Pancreatic Carcinoma – 80%
Breast Carcinoma – 75%
Stomach Carcinoma – 65%
Sarcoma – 65%
Esophageal Carcinoma – 60%
Squamous NSCLC– 55%
Adeno NSCLC– 55%
HNSCC – 55%
Uterine Carcinosarcoma – 55%
Colorectal Carcinoma – 45%
Mesothelioma – 45%
Cholangiocarcinoma – 40%
Ovarian Carcinoma – 40%
Melanoma – 35%
Bladder Carcinoma – 35%

IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets

IMA204

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

31

ACTengine® IMA204 – High Affinity, CD8 - independent TCR Complete Tumor Eradication in vitro & in vivo 1 by Affinity - enhanced IMA204 TCR CD8 - independent TCR leads to tumor eradication in all mice treated 32 W Si Do ild t ngl ub l ype e e m muta n u t a n t t T u N mo o n - t r c ra n ells o s duc nl y ed Control IMA204 TCR D7 D 16 D 22 D 29 Affinity maturated CD8 - independent, next - generation TCR engages both CD4 and CD8 T cells without the need of CD8 co - transduction S tr o ma cells T u m or cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample 1 In vivo data in collaboration with Jim Riley, University of Pennsylvania, control: non - transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website. COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers I M A 204

ACTallo® – Our Next - generation Off - the - shelf TCR - T 33

ACTallo® – Immatics' Allogeneic Cell Therapy Approach


γδ T cell
editas[1]
γδ T cell Collection from Healthy Donor
Cell Engineering (gene editing & enhancements)
Expansion
Off-the-shelf Products
Patient Treatment

- **Off-the-shelf cell therapy**, no need for personalized manufacturing → reduced logistics and time to application
- **Potential for hundreds of doses** from one single donor leukapheresis → lower cost of goods
- **Use of healthy donor material** provides standardized quality and quantity of starting material

ACTallo®
[1] Immatics proprietary ACTallo® platform utilizing Editas' CRISPR gene editing technology
34

Why γδ T cells? γδ T cells Are Well Suited for an Off - the - shelf Cell Therapy Approach 35 γδ T cells x are abundant in the peripheral blood x show intrinsic anti - tumor activity x naturally infiltrate solid tumors & correlate with favorable prognosis x are HLA - independent, thus do not cause graft - vs - host disease in allogeneic setting x can be expanded to high numbers in a cGMP - compatible manner x can be effectively redirected using αβ TCR or CAR constructs In vitro anti - tumor activity 0 48 14 4 19 2 0 5 10 15 96 H o u rs ) P + F R - 2 0 S U ( h t o w r G d o l F T u m o r c e lls o n ly   T ce lls ( N T )  T c e lls ( N T )  T c e lls IM A 2 0 3 TC R +   T ce lls IM A 2 0 3 T C R + γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR + + tumor cells αβ T cells TCR + + tumor cells A C T a llo® 0 . 00 1 0 . 0 1 0 . 1 1 1 0 100 100 0 1000 0 100000 100000 0 0 5 10 15 20 25 Day Fold expansion of  T cells Expansion Fold - growth (target - positive tumor cells)

Immatics and Bristol Myers Squibb – Allogeneic Multi-program Collaboration

Leveraging Complementary Technologies & Capabilities for the Benefit of Cancer Patients

Immatics

Innovative γδ-derived allogeneic cell therapy platform ACTallo®

State of the art manufacturing & gene editing via collaboration with Editas[1]

Activities for initial 2 BMS programs: Preclinical development

Off-the-shelf allogeneic TCR-T/CAR-T therapies for patients with solid cancers



- Initial 2 BMS programs
- Up to 4 additional BMS programs
  (TCRs developed in the context of the autologous TCR-T collaboration[2] might feed into allogeneic TCR-T programs)
- Up to 4 Immatics programs

Bristol Myers Squibb

Complementary next-gen technologies to potentiate anti-tumor activity

Expertise in oncology drug development and commercialization

Activities for initial 2 BMS programs: Clinical development and commercialization

ACTallo®

[1] Immatics proprietary ACTallo® platform utilizing Editas' CRISPR gene editing technology;
[2] Exclusive options to 3 Immatics TCR-T targets in 2019, expansion in 2022 by exclusive option to 1 additional Immatics TCR-T target

36

TCER® – TCR Bispecifics 37

TCER® – Mechanism of Action Immatics’ Off - the - Shelf TCR Bispecifics Approach 38 T CE R ®

TCER® – Immatics' Half-Life Extended Bispecifics



TCER®
T cell recruiting antibody
pHLA targeting TCR
Fc domain (silenced) with KiH technology

pHLA targeting TCR

- ✓ **High-affinity TCR** targeting HLA-restricted tumor-specific peptides
- ✓ Broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[1]
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

T cell recruiting antibody

- ✓ **Low-affinity** T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[2]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters

Next-generation TCER® format

- ✓ Off-the-shelf biologic with antibody-like manufacturability[3] and low cost of goods
- ✓ Superior anti-tumor activity[4] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients

[1] As compared to natural TCR; [2] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature; Trinklein *et al.*, 2019, mAbs);
[3] Production in mammalian cells (CHO cells); [4] Based on preclinical testing

TCER®
39

Potency of Our Proprietary TCR Bispecific Format TCER®



Killing of target-positive cells by different TCR Bispecifics
Cytotoxicity [%]
60
40
20
0
0.1
1
10
100
1000
10000
TCR bispecific [pM]
TCER®
2+1 TCR bispecific format:
High potency was linked to a significantly reduced specificity profile

- Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody
- TCER® format had higher combination of potency and specificity[1] than six alternative TCR Bispecific format designs evaluated

Flexible Plug-and-play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies

TCER®

[1] Preclinical data on specificty not shown

40

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low - Affinity Recruiter 41 n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose : 0 . 025 mg/kg Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM) Immatics’ T cell recruiting Ab low affinity (triple digit nM) T CE R ® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target - Unrelated Recruiter - Mediated Cytokine Release using a Low - Affinity Recruiter 42 T CE R ® Whole blood cytokine release assay N=3 HLA - A*02 - positive donors N=16 cytokines tested, 4 exemplary cytokines shown

TCER® Portfolio

Building a Pipeline of Next-Gen Half-Life Extended TCR Bispecifics

	IMA401	IMA402	IMA40X
	MAGEA4/8	PRAME	Undisclosed targets
Status	Start of Phase 1 trial in May 2022	Submission of CTA/IND application 2Q 2023, Phase 1/2 trial in 2023	TCER® engineering and preclinical testing ongoing
Preclincial Proof-of-concept – Efficacy / Safety	➢ Complete remission of estab. tumors in xenograft mouse models at low doses ➢ Very broad therapeutic window (reactivity tumor compared to normal cells)		n/a
Half-life	Half-life extended to several days via effector function silenced Fc part		
Clinical Development Strategy	➢ First-in-human basket trial ➢ Adaptive design aiming at fast dose escalation ➢ Development strategy includes TCER® as add on to checkpoint inhibitor-based standard of care in early lines of treatment		

TCER®
43

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8

Phase 1a: Dose Escalation

Adaptive design aimed at accelerating dose escalation → **MTD/ RP2D**

- Weekly i.v. infusions[1]
- Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model)
- Up to N=50 in phase 1

Phase 1b: Dose Expansion

Monotherapy expansion cohort

Potential development option for checkpoint inhibitor combination or other combination therapies[2]

- Focus on specific indications planned

Primary Objective

- Determine MTD and/or RP2D

Secondary Objectives

- Safety and tolerability
- Initial anti-tumor activity
- Pharmacokinetics

IMA401

MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model;
[1] Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. [2] Conducted in collaboration with BMS

44

TCER® IMA401 Targeting MAGEA4/8

Product Candidate in Clinical Development with Bristol Myers Squibb

Treatment schedule



Transplantation
Tumor
Transplantation
Human PBMC
IMA401 TCER®
-22 -12
1
8
15
22
Study day

N=6 mice per group, two PBMC donors
Dose: two dose levels

Tumor Model in Mice[1]



Vehicle
IMA401 [0.05 mg/kg]
IMA401 [Dose level 2]
Individual tumor volume [mm³]
2000
1500
1000
500
0
-22
0
10
20
30
40
50
60
70
Study day

- **Complete remissions observed in all animals** even at low IMA401 dose of 0.05 mg/kg
- No detectable outgrowth of tumors during **prolonged observation period of 70 days**

IMA401

[1] Hs695T xenograft model in MHC I/II ko NSG mice, tumor volume of individual mice shown

45

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels 46 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] ~50 PRAME CpCs 0 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] Target - negative 0 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] ~110 PRAME CpCs 0 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] ~250 PRAME CpCs 0 • TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs • Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs I M A 402

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo 47 - 2 9 0 50 0 100 0 150 0 200 0 250 0 0 1 0 2 0 3 0 4 0 5 0 6 0 7 0 Study day Median tumor volume [mm 3 ] Vehicle IMA402 [0.01 mg/kg] IMA402 [0.05 mg/kg] IMA402 [0.25 mg/kg] • Dose - dependent efficacy of IMA402 in cell line - derived in vivo mouse model • Durable shrinkage of large tumors including complete responses over prolonged period • Sufficiently high drug doses are key to achieving desired anti - tumor effect I M A 402

Half - life Extended Format of IMA402 Confers Terminal Half - life of >1 Week 48 pHLA – aFc Assay pHLA – aV L Assay • IMA402 shows a terminal serum half - life of ≈ 8 days in mice • IMA402 will be initially dosed weekly in the clinical trial • Dosing frequency may be adapted based on clinical data I M A 402

TCER® IMA402 Phase 1/2 Clinical Trial to Start in 2023

immatics

CMC and supply activities on track for clinical trial

- Manufacturing process development completed
- High titer (>3.5 g/L) and good stability allowing liquid formulation



Trial Overview

Phase 1/2 clinical trial to evaluate safety, tolerability and anti-tumor activity of IMA402

HLA-A*02:01-positive patients with PRAME-expressing recurrent and/or refractory solid tumors

Phase 1: Dose Escalation

Adaptive design aimed at accelerating dose escalation ▶ **MTD/ RP2D**

- Basket trial in focus indications for accelerated signal finding
- Initially weekly i.v. infusions#
- MABEL-based starting dose
- Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model)

Phase 2a: Dose Expansion

▶ **Expansion cohort**

Expansion cohort

Expansion cohort

- Specific indications plus ongoing basket
- Combination therapies
- Optional dose/application optimization

IMA402

MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model; MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; #Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling.

49

Immatics’ Proprietary Target and TCR Discovery Platforms 50

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 51 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + T e chn olo g y Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Immatics' Unique Capability – Identification of the most Relevant Target

Example of MAGEA4/8 Peptide Target


TUMOR CELL
ACTIVATED
T CELL


Ranking of
pHLA targets


MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

XPRESIDENT® quantitative information on target density[1] between peptides originating from the same source protein

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly used MAGEA4 target peptide

Technology

[1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

52

Pool of 200 Prioritized Targets as Foundation for Future Value Generation

immatics


pHLA Database
based on primary tissues
>2,500 cancer & normal tissues analyzed by Quantitative, Ultra-Sensitive Mass Spectrometry
>500 million MS/MS spectra
>25,000 experiments
>8,500 peptides filed for patent
>200 prioritized targets

200 Prioritized Targets

Grouped in 3 Target Classes:

1. **Well known and characterized parent protein (20%)**
   e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein (60%)**
   e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens (20%)**
   Novel target class which includes RNA-edited peptides & non-classical neoantigens

~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach

Technology
53

Development of the Right TCR – XCEPTOR® Technology

TCR Discovery and Engineering for ACT and TCR Bispecifics


Adoptive Cell Therapy
ACTengine®
ACTallo®
Micromolar affinity
Tumor cell
pHLA
target
TCR
(membrane protein)
T cell
TCR Bispecifics
T cell engaging
receptor (TCER®)
Nanomolar affinity

- Fast, efficient and highly sensitive discovery of highly specific, natural TCRs
- Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity
- Early de-selection of cross-reactive TCRs by the unique interplay between Immatics' target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery[1] and TCR maturation[2]

Technology

[1] XPRESIDENT®-guided off-target toxicity screening; [2] XPRESIDENT®-guided similar peptide counterselection

54

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks

Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development

Target peptide presented on tumor cells


TUMOR CELL
ACTIVATED T CELL

Selective killing of tumor cells

Target peptide presented on normal cells


NORMAL CELL
ACTIVATED T CELL

On-target (off-tumor) toxicity

Similar peptide presented on normal cells[1]


NORMAL CELL
ACTIVATED T CELL

Off-target toxicity

A different HLA is recognized on normal cells


NORMAL CELL
ACTIVATED T CELL

Alloreactivity

XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues

Technology

[1] Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron *et al.*, Sci Transl Med)

55

Corporate Information & Milestones 56

Harpreet Singh Chief Executive Officer Co - Founder >20 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs biotech experience (InflaRx, Medigene, NovImmune, Probiodrug) Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience (Micromet, Roche, Fresenius) Cedrik Britten Chief Medical Officer >14 yrs pharma & biotech (GSK, BioNTech) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys, Jerini, Shire, Signature Dx) Steffen Walter Chief Technology Officer Co - Founder Immatics US >15 yrs biotech experience Edward Sturchio General Counsel >15 yrs pharma & biotech experience (Abeona Therapeutics, AAA, Novartis, Merck, Schering Jordan Silverstein Head of Strategy >10 yrs biotech experience (InflaRx, AAA) Toni Weinschenk Chief Innovation Officer Co - Founder >15 yrs biotech experience Experienced Global Leadership Team Across Europe and the US Corporate

Strong, Focused and Highly Integrated Trans-Atlantic Organization



Tübingen, Germany, ~195 FTEs
Target & TCR discovery and
TCR Bispecifics development



Houston, Texas, ~140 FTEs
Cell therapy development
and manufacturing



Munich, Germany, ~55 FTEs
Various operating functions

Corporate

FTE status as of June 2022

58

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 59 Cancer targets, TCRs and technology protected by: • 5 , 800 applications and patents filed in all major countries and regions • >115 patent families • >2,000 granted patents, thereof >500 granted patents in the US Corporate

Near-Term Value Drivers

Clinical Development of TCR-T and TCR Bispecifics

Advance clinical development of ACTengine® IMA203 candidates

- Multiple IMA203 Ph1b expansion cohorts:
  Monotherapy, checkpoint combination, 2nd-gen approach IMA203CD8
- Next data read-outs with meaningful data across all cohorts in 2023
- Additional ACTengine® programs in clinical and preclinical development

Further clinical development of TCER® candidates

- Ongoing Ph1 trial for IMA401 (MAGEA4/8) (start in May 2022)
- IMA402 Ph 1/2 clinical trial on track to start in 2023; submission of CTA/IND application 2Q 2023
- Innovative TCER® program(s) IMA40X in preclinical development

Solid cash runway into 2025 to reach multiple value inflections points across our portfolio

Corporate 60

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. ww w .i mm a ti c s . c o m